                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA CONFIRMS

STRATEGY OF ACCELERATING CONVERGENCE, AS DEFINED ON 11 SEPTEMBER, BETWEEN FIXED TELEPHONY, MOBILE, BROADBAND INTERNET AND MEDIA CONTENT

TELECOM ITALIA HAS LAUNCHED, IN FULL ACCORD WITH THE AUTHORITY, THE PROCESS OF TRANSFORMING ITS ACCESS NETWORK

A NEW GENERATION NETWORK WILL BE REALIZED (“NEXT GENERATION NETWORK”)

THE QUALITY OF CUSTOMER SERVICES WILL BE CENTRAL TO THE NEW INDUSTRIAL PLAN

Milan, 25 September 2006 – The Board of Directors of Telecom Italia, chaired by Mr. Guido Rossi, met today to examine the strategic guidelines of the Group’s re-organization following the decisions of 11 September 2006.

The decisions reached on 11 September represent the evolution – in the light of changes in the technological scenario and competitive context – of the integration, launched two years ago, of the activities of fixed-line and mobile telephony, which yielded cost savings of over 1 billion euro in 2005 and the first half of 2006, already appreciated by the board of directors.

Telecom Italia, therefore, confirms that convergence between fixed telephony, mobile telephony, broadband Internet and media content remains its strategic goal. In this framework the re-organization ensures the necessary operational flexibility without renouncing the benefits gained through fixed-mobile integration and with the intention of taking advantage, in full accord with the telecommunications regulator, of all the opportunities offered by the market.

For this reason, the company intends to launch the transformation of the access network into a New Generation Network, enabling the transmission of high-definition television programmes, movies, music and video, as well as business and public services (tele-medicine, info-mobility etc.).

The “Next Generation Network” will also involve the separation from Telecom Italia of the access network, according to a model to be jointly developed with the Authority.

The entire process of re-organization is centred on the customer; the specific goal being to improve customer satisfaction. This will also be achieved thanks to the improvement of customer care services through a targeted programme of customer relationship management. To ensure the attainment of this result, Telecom Italia intends to back this plan with all the investment necessary.

* * *

The Board of Directors also took stock of the resignation tendered by Stefano Meroi, a member of the board of statutory auditors, on the basis of considerations of opportunity given the participation of Generali Assicurazioni (where Mr. Meroi works) in the shareholder pact regarding Telecom Italia, struck with Olimpia and Mediobanca on 19 October 2006. Mr. Meroi will be replaced by the additional member of the board of auditors, indicated by the same slate as the retiring auditor, Mr. Enrico Maria Bignami, an official accounts auditor of Milan.

* * *

The Board of Directors has decided to bring forward by one day the meeting to examine third quarter results. This will now take place on 6 November 2006.

Telecom Italia

Media Relations
Institutional Press Office
+39.06.3688.2610
www.telecomitalia.com/media

Telecom Italia

Investor Relations
+ 39.02.8595.4131
www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 25th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager